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12011000

SECUR SION

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| SEC FILE NUMBER |
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB - 7 2012
DIVISION OF TRADING & MARKETS

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greene Holcomb & Fisher LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South 7th Street 54th Floor
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Hunt Greene 612-904-5701
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Avenue South, Suite 400, Minneapolis, MN 55435
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/23/12

# OATH OR AFFIRMATION

I, R. Hunt Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greene Holcomb & Fisher LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA SEARS JACKSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

R. Hunt Greene
Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
7601 France Avenue South
Suite 400
Minneapolis, MN 55435
952.548.3400
fax 952.548.3500
www.wipfli.com

January 24, 2012

Greene Holcomb & Fisher LLC
90 South Seventh Street, 54th Floor
Minneapolis, Minnesota 55402

In planning and performing our audit of the financial statements of Greene Holcomb & Fisher LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered Greene Holcomb & Fisher LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses; therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

We consider the following deficiency in internal control to be a significant deficiency:

**Segregation of Duties**

Segregation of duties provides that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. Currently, one partner has the ability to authorize, record, and process journal entries in the general ledger. All partners regularly review the financial results as a compensating control. However, these reviews are detective in nature and not designed to prevent unauthorized transactions. As a result, a significant deficiency in internal controls exists.

This communication is intended solely for the information and use of management, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Wipfli LLP

Wipfli LLP

January 24, 2012
Minneapolis, Minnesota

WIPFLi LLP

# Independent Auditor's Report

Members
Greene Holcomb & Fisher LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial position of Greene Holcomb & Fisher LLC as of December 31, 2011 and 2010, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greene Holcomb & Fisher LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the schedule on page 12 required by Rule 17a-5 under the Securities Exchange act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

January 24, 2012
Minneapolis, Minnesota

# Greene Holcomb & Fisher LLC

## Statements of Financial Position

December 31, 2011 and 2010

| *Assets* | 2011 | 2010 |
|---|---|---|
| Cash | $ 94,449 | $ 9,650 |
| Interest bearing deposits | 400,000 | 408,712 |
| Fixed assets, net of accumlated depreciation of $463,789 and $397,429 | 508,880 | 530,155 |
| TOTAL ASSETS | $ 1,003,329 | $ 948,517 |
| *Liabilities and Members' Equity* | | |
| Other liabilities | $ 166,964 | $ 233,744 |
| *Members' Equity* | | |
| Members' equity | 836,365 | 714,773 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 1,003,329 | $ 948,517 |

See accompanying notes to financial statements.